[redacted]

VITERRA™

09045031

RECEIVED

2009 JAN -6 A 8:43

January 5, 2009

Exemption #: 82-5037

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of the Notification of Annual General Meeting and Record date. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
JAN 12 2009
THOMSON REUTERS

Yours truly,

Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

VITERRA™

Viterra Inc.
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9 306-569-4411

January 2, 2009

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Authorite des marches financiers
Saskatchewan Financial Services Commission, Securities Division
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Annual General Meeting and Record Date – Viterra Inc.

We advise of the following with respect to the Annual General Meeting of the Common Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Viterra Inc.
2.	Date Fixed for the Meeting	:	March 11, 2009
3.	Record Date for Notice	:	January 30, 2009
4.	Record Date for Voting	:	January 30, 2009
5.	Beneficial Ownership Determination Date	:	January 30, 2009
6.	Classes or Series of Securities that entitle the holder to receive Notice of Meeting	:	Common Shares
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common Shares
8.	Meeting Type	:	Annual General
9.	CUSIP / ISIN	:	803914209 / 8039142093
10.	Location of Meeting	:	Regina, Saskatchewan

Yours truly,

Colleen Vancha, Vice-President,
Investor Relations & Corporate Affairs
Viterra Inc.

Post-it® Fax Note 7671	Date 1-5-09	# of pages ▶ 1
To MARVA SIMPSON	From DAIN SCHULT	
Co./Dept. SEC	Co. AMERICAN RADIO EMPIRE, INC	
Phone # 202-551-3245	Phone # 512-249-9600	
Fax # 202-772-9207	Fax # 512-402-8418	

FAX Memo

ARE
American Radio Empire, Inc.

To: Marva D. Simpson, Special Counsel, SEC

From: Dain L. Schult, President

CC: Christopher Dieterich, Esq., Dieterich & Mazarei, LP

Date: January 5, 2009

Re: American Radio Empire, Inc., File No. 0-29147

Dear Ms Simpson:

Not having heard from you yet from the three voicemails I left for you on your office number or the other faxes I sent to you last week, I am taking this opportunity to fax you again to see when we could get together by phone and discuss your letter dated December 16, 2008.

I would hope that, because of our not yet having communicated with each other, that it would be possible to rollback the timelines mentioned in your letter. I welcome the opportunity for us to talk by phone so that I can describe the circumstances that have led to our company falling behind in its filings to the Commission and what we're doing to rectify that situation.

I can be reached at 512-249-9600 or, in the alternative, at amradioempire@gmail.com. I will be back in my office on Friday, January 2, 2009 and available to talk with you then or we can connect hopefully early next week.

Thank you for your time and consideration.

Dain Schult, President

END